

Press Release

Contact
Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE THIRD QUARTER OF FISCAL 2014

- **Revenue: $606 million**
- **Gross Margin: 56.1% GAAP (60.1% excluding special items)**
- **EPS: $0.42 GAAP ($0.43 excluding special items)**
- **Cash, cash equivalents, and short term investments: $1.23 billion**
- **Fiscal fourth quarter revenue outlook: $635 million to $665 million**

SAN JOSE, CA - April 24, 2014 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $606 million for its third quarter of fiscal 2014 ended March 29, 2014, a 2% decrease from the $620 million revenue recorded in the prior quarter.

Tunc Doluca, President and Chief Executive Officer, commented, "We achieved better than seasonal results for our mix of businesses, driven by growth in automotive, industrial and communications, as market requirements converge on the need for lower power, higher functionality, and more integrated designs. " Mr. Doluca continued, "Looking forward, we expect continued growth in these businesses, accompanied by strength in mobility."

Fiscal Year 2014 Third Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the March quarter was $0.42. Earnings per share included an intellectual property licensing income amount of $17 million, included in Interest and Other Income.

The results were affected by special items which primarily consisted of a $35 million pre-tax charge for items related to acquisitions and a $35 million benefit for income taxes. GAAP earnings per share, excluding special items was $0.43. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the third quarter of fiscal 2014, total cash, cash equivalents and short term investments was $1.23 billion, an increase of $81 million from the prior quarter. Notable items included:

- Cash flow from operations: $212 million
- Net capital expenditures: $26 million
- Dividends: $73 million ($0.26 per share)
- Stock repurchases: $51 million

Business Outlook

The Company's 90-day backlog at the beginning of the fourth fiscal quarter of 2014 was $413 million. Based on the beginning backlog and expected turns, results for the June 2014 quarter are expected to be as follows:

- Revenue: $635 million to $665 million
- Gross Margin: 58% to 60% GAAP (61% to 63% excluding special items)
- EPS: $0.38 to $0.42 GAAP ($0.45 to $0.49 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any restructuring activity or mergers, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.26 per share will be paid on June 5, 2014, to stockholders of record on May 22, 2014.

Conference Call

Maxim Integrated has scheduled a conference call on April 24, 2014, at 2:00 p.m. Pacific Time to discuss its financial results for the third quarter of fiscal 2014 and its business outlook. To listen via telephone, dial (866) 804-3547 (toll free) or (703) 639-1328. This call will be webcast by Shareholder.com and can be accessed at the Company's website at www.maximintegrated.com/company/investor.

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CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

		Three Months Ended				
		March 29, 2014		December 28, 2013		March 30, 2013
		(in thousands, except per share data)				
Net revenues	$	605,681	$	620,274	$	604,884
Cost of goods sold		265,744		291,602		228,782
Gross margin		339,937		328,672		376,102
Operating expenses:						
Research and development		141,493		142,971		134,138
Selling, general and administrative		80,680		83,471		81,954
Intangible asset amortization		4,863		4,968		3,903
Impairment of long-lived assets		—		5,197		—
Severance and restructuring expenses (1)		3,338		10,227		151
Acquisition-related costs		(88)		4,137		—
Other operating expenses (income), net (2)		2,913		7,307		1,678
Total operating expenses		233,199		258,278		221,824
Operating income		106,738		70,394		154,278
Interest and other income (expense), net (3)		5,174		(5,833)		(2,669)
Income before provision for income taxes		111,912		64,561		151,609
Provision (benefit) for income taxes (4)		(10,632)		20,208		22,824
Income from continuing operations		122,544		44,353		128,785
Income from discontinued operations, net of tax		—		—		2,603
Net income	$	122,544	$	44,353	$	131,388
Earnings per share: Basic						
From continuing operations	$	0.43	$	0.16	$	0.44
From discontinued operations, net of tax		—		—		0.01
Basic	$	0.43	$	0.16	$	0.45
Earnings per share: Diluted						
From continuing operations	$	0.42	$	0.15	$	0.43
From discontinued operations, net of tax		—		—		0.01
Diluted	$	0.42	$	0.15	$	0.44
Shares used in the calculation of earnings per share:						
Basic		282,627		282,664		292,888
Diluted		288,575		288,565		300,082
Dividends paid per share	$	0.26	$	0.26	$	0.24

(1) Includes severance, retention and lease abandonment charges related to acquisitions, and severance charges related to the reorganization of various business units and manufacturing operations.

(2) Other operating expenses (income), net are primarily for legal settlement, in-process research and development abandoned, contingent consideration adjustments related to certain acquisitions and legal expenses related to Volterra acquisition.

(3) Includes impairment of investments in privately-held companies.

(4) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

SCHEDULE OF SPECIAL EXPENSE ITEMS
(Unaudited)

		Three Months Ended				
		March 29, 2014		December 28, 2013		March 30, 2013
		(in thousands)				
Cost of goods sold:						
Intangible asset amortization	$	18,542	$	19,098	$	7,777
Acquisition-related inventory write-up		5,518		13,066		—
Total	$	24,060	$	32,164	$	7,777
Operating expenses:						
Intangible asset amortization	$	4,863	$	4,968	$	3,903
Impairment of long-lived assets		—		5,197		—
Severance and restructuring (1)		3,338		10,227		151
Acquisition-related costs		(88)		4,137		—
Other operating expenses (income), net (2)		2,913		7,307		1,678
Total	$	11,026	$	31,836	$	5,732

Interest and other expense (income), net (3)	$	3,723	$	—	$	—
Total	$	3,723	$	—	$	—
Provision (benefit) for income taxes:						
Fixed assets tax basis adjustment (4)	$	(34,562)	$	—	$	—
Research & development tax credits		—		—		(3,899)
Total	$	(34,562)	$	—	$	(3,899)
Discontinued operations:						
Income from discontinued operations, net of tax	$	—	$	—	$	(2,603)
Total	$	—	$	—	$	(2,603)

(1) Includes severance, retention and lease abandonment charges related to acquisitions, and severance charges related to the reorganization of various business units and manufacturing operations.

(2) Other operating expenses (income), net are primarily for legal settlement, in-process research and development abandoned, contingent consideration adjustments related to certain acquisitions and legal expenses related to Volterra acquisition.

(3) Includes impairment of investments in privately-held companies.

(4) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

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4

STOCK-BASED COMPENSATION BY TYPE OF AWARD (in thousands)
(Unaudited)

Three Months Ended March 29, 2014	Stock Options		Restricted Stock Units		Employee Stock Purchase Plan		Total	
Cost of goods sold	$	451	$	2,108	$	594	$	3,153
Research and development expense		2,124		7,917		1,623		11,664
Selling, general and administrative expense		1,391		5,186		663		7,240
Total	$	3,966	$	15,211	$	2,880	$	22,057
Three Months Ended December 28, 2013								
Cost of goods sold	$	438	$	2,395	$	533	$	3,366
Research and development expense		2,616		8,728		1,153		12,497
Selling, general and administrative expense		1,476		4,996		534		7,006
Total	$	4,530	$	16,119	$	2,220	$	22,869
Three Months Ended March 30, 2013								
Cost of goods sold	$	337	$	2,120	$	598	$	3,055
Research and development expense		1,440		7,116		1,480		10,036
Selling, general and administrative expense		1,157		4,764		601		6,522
Total	$	2,934	$	14,000	$	2,679	$	19,613

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 29, 2014	December 28, 2013	March 30, 2013
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,231,248	$ 1,149,909	$ 1,547,980
Short-term investments	—	—	25,095
Total cash, cash equivalents and short-term investments	1,231,248	1,149,909	1,573,075
Accounts receivable, net	304,128	288,285	300,046
Inventories	290,518	297,234	268,018
Deferred tax assets	74,038	69,154	81,809
Other current assets	79,346	85,554	113,010
Total current assets	1,979,278	1,890,136	2,335,958
Property, plant and equipment, net	1,355,268	1,372,393	1,368,905
Intangible assets, net	384,167	404,652	165,591
Goodwill	597,676	596,898	422,004
Other assets	38,176	42,803	41,660
TOTAL ASSETS	$ 4,354,565	$ 4,306,882	$ 4,334,118
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 94,315	$ 99,009	$ 114,629
Income taxes payable	20,720	21,717	20,200
Accrued salary and related expenses	168,336	140,738	182,894
Accrued expenses	81,232	91,145	59,075
Current portion of long-term debt	2,526	2,965	304,314
Deferred income on shipments to distributors	24,259	25,542	25,851
Total current liabilities	391,388	381,116	706,963
Long-term debt	1,000,871	1,000,871	503,573
Income taxes payable	352,294	337,053	271,815
Deferred tax liabilities	171,431	202,435	213,138
Other liabilities	37,977	29,343	26,063
Total liabilities	1,953,961	1,950,818	1,721,552
Stockholders' equity:			
Common stock and capital in excess of par value	283	283	292
Retained earnings	2,412,627	2,368,350	2,629,895
Accumulated other comprehensive loss	(12,306)	(12,569)	(17,621)
Total stockholders' equity	2,400,604	2,356,064	2,612,566
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,354,565	$ 4,306,882	$ 4,334,118

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

| | Three Months Ended | | |
	March 29, 2014	December 28, 2013	March 30, 2013
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 122,544	$ 44,353	$ 131,388
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	22,057	22,869	19,613
Depreciation and amortization	64,665	64,404	50,391
Deferred taxes	(36,482)	(11,705)	18,392
In-process research and development written-off	2,580	—	2,800
Loss (gain) from sale of property, plant and equipment	818	265	(2,397)
Tax benefit (shortfall) related to stock-based compensation	3,204	(726)	1,317
Impairment of long-lived assets	—	5,197	—
Impairment of investments in privately-held companies	3,723	—	—
Excess tax benefit from stock-based compensation	(5,139)	(2,459)	(4,297)
Loss(gain) on sale of discontinued operations	—	—	(3,285)
Changes in assets and liabilities:			
Accounts receivable	(15,566)	33,056	(35,501)
Inventories	7,717	14,030	(12,143)
Other current assets	7,194	30,330	(14,653)
Accounts payable	(4,044)	(3,252)	10,453
Income taxes payable	14,244	19,002	9,100
Deferred revenue on shipments to distributors	(1,283)	(1,637)	489
All other accrued liabilities	25,466	20,704	40,026
Net cash provided by (used in) operating activities	211,698	234,431	211,693
Cash flows from investing activities:			
Purchase of property, plant and equipment	(26,407)	(46,133)	(54,945)
Proceeds from sales of property, plant and equipment	618	—	10,199
Payments in connection with business acquisition, net of cash acquired	(5,750)	(453,506)	—
Proceeds from maturity of available-for-sale securities	—	27,000	50,000
Net cash provided by (used in) investing activities	(31,539)	(472,639)	5,254
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	5,139	2,459	4,297
Contingent consideration paid	(104)	(4,601)	—
Dividends paid	(73,481)	(73,324)	(70,421)
Repayment of notes payable	(439)	(1,839)	(903)
Issuance of debt	—	497,795	491,145
Debt issuance cost	—	(3,431)	—
Repurchase of common stock	(51,083)	(59,101)	(66,330)
Issuance of ESPP shares under employee stock purchase program	—	19,096	—
Net issuance of restricted stock units	(8,390)	(7,106)	(7,941)
Proceeds from stock options exercised	29,538	8,622	26,079
Net cash provided by (used in) financing activities	(98,820)	378,570	375,926
Net increase (decrease) in cash and cash equivalents	81,339	140,362	592,873
Cash and cash equivalents:			
Beginning of period	1,149,909	1,009,547	955,107
End of period	$ 1,231,248	$ 1,149,909	$ 1,547,980
Total cash, cash equivalents, and short-term investments	$ 1,231,248	$ 1,149,909	$ 1,573,075

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended		
	March 29, 2014	December 28, 2013	March 30, 2013
	(in thousands, except per share data)		
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:			
GAAP gross profit	$ 339,937	$ 328,672	$ 376,102
GAAP gross profit %	*56.1%*	*53.0%*	*62.2%*
Special items:			
Intangible asset amortization	18,542	19,098	7,777
Acquisition-related inventory write-up	5,518	13,066	—
Total special items	24,060	32,164	7,777
GAAP gross profit excluding special items	$ 363,997	$ 360,836	$ 383,879
GAAP gross profit % excluding special items	*60.1%*	*58.2%*	*63.5%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:			
GAAP operating expenses	$ 233,199	$ 258,278	$ 221,824
Special items:			
Intangible asset amortization	4,863	4,968	3,903
Impairment of long-lived assets	—	5,197	—
Severance and restructuring (1)	3,338	10,227	151
Acquisition-related costs	(88)	4,137	—
Other operating expenses (income), net (2)	2,913	7,307	1,678
Total special items	11,026	31,836	5,732
GAAP operating expenses excluding special items	$ 222,173	$ 226,442	$ 216,092
Reconciliation of GAAP net income to GAAP net income excluding special items:			
GAAP net income	$ 122,544	$ 44,353	$ 131,388
Special items:			
Intangible asset amortization	23,405	24,066	11,680
Acquisition-related inventory write-up	5,518	13,066	—
Impairment of long-lived assets	—	5,197	—
Severance and restructuring (1)	3,338	10,227	151
Acquisition-related costs	(88)	4,137	—
Other operating expenses (income), net (2)	2,913	7,307	1,678
Interest and other expense, net (3)	3,723	—	—
Pre-tax total special items	38,809	64,000	13,509
Tax effect of special items	(3,658)	(5,894)	(3,806)
Fixed asset tax basis adjustment (4)	(34,562)	—	—
Research & development tax credits	—	—	(3,899)
Discontinued operations, net of tax	—	—	(2,603)
GAAP net income excluding special items	$ 123,133	$ 102,459	$ 134,589
GAAP net income per share excluding special items:			
Basic	$ 0.44	$ 0.36	$ 0.46
Diluted	$ 0.43	$ 0.36	$ 0.45
Shares used in the calculation of earnings per share excluding special items:			
Basic	282,627	282,664	292,888
Diluted	288,575	288,565	300,082

(1) Includes severance, retention and lease abandonment charges related to acquisitions, and severance charges related to the reorganization of various business units and manufacturing operations.

(2) Other operating expenses (income), net are primarily for legal settlement, in-process research and development abandoned, contingent consideration adjustments related to certain acquisitions and legal expenses related to Volterra acquisition.

(3) Includes impairment of investments in privately-held companies.

(4) Includes one-time fixed asset tax basis adjustments relating to prior year depreciation expense.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; legal settlement; in-process research and development abandoned; legal expenses related to Volterra; impairment of investments in privately-held companies; tax provision impacts due to fixed asset tax basis adjustments; research and development tax credits; and discontinued operations, net of tax. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization and acquisition-related inventory write-up. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets;

severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; in-process research and development abandoned; legal settlement; and legal expenses related to Volterra. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; acquisition-related inventory write-up; impairment of long-lived assets; severance and restructuring; acquisition-related costs; contingent consideration adjustments relating to certain acquisitions; legal settlement; in-process research and development abandoned; legal expenses related to Volterra; impairment of investments in privately-held companies; research and development tax credits; discontinued operations, net of tax; and the tax provision impacts due to fixed asset tax basis adjustments. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its fourth quarter of fiscal 2014 ending in June 2014, which includes revenue, gross margin and earnings per share, as well as looking forward, the Company's expects continued growth in its automotive, industrial and communications businesses, accompanied by strength in mobility." These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2013 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

At Maxim Integrated, we put analog together in a way that sets our customers apart. In Fiscal 2013, we reported revenues of $2.4 billion. For more information, go to www.maximintegrated.com.